Filed Pursuant Rule No. 424(b)(4)
Registration No. 333-183843

CALCULATION OF REGISTRATION FEE

Title of each class securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common Stock, par value $0.0001	40,250,000	$7.00	$281,750,000	$32,289

(1)	Includes 5,250,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	The registration fee is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r).

PROSPECTUS

35,000,000 Shares

Halcón Resources Corporation

Common Stock

EnCap Energy Capital Fund VIII, L.P., the selling stockholder, is selling 35,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “HK.” On September 12, 2012, the last sale price of our common stock as reported on the New York Stock Exchange was $7.58 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus and in the documents incorporated by reference in this prospectus.

	Per Share	Total
Public offering price	$7.00	$245,000,000
Underwriting discounts and commissions	$0.28	$9,800,000
Proceeds to the selling stockholder (before expenses)	$6.72	$235,200,000

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 5,250,000 shares of our common stock from the selling stockholder on the same terms and conditions as set forth above if the underwriters sell more than 35,000,000 shares of our common stock in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September 18, 2012.

Joint Book-Running Managers

Barclays	Goldman, Sachs & Co.	J.P. Morgan

Co-Managers

BMO Capital Markets	Credit Suisse	RBC Capital Markets
Wells Fargo Securities		Tudor, Pickering, Holt & Co.

Junior Co-Managers

Capital One Southcoast	Scotiabank / Howard Weil	Johnson Rice & Company L.L.C.
Stephens Inc.		Wunderlich Securities

Prospectus dated September 12, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (“SEC”), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus provides you with a general description of our common stock. The selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms upon which the securities are being offered. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

You should rely only on the information included or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholder has authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of the applicable documents in which such information appears.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Halcón” and to the “Company,” “we,” “us” or “our” are to Halcón Resources Corporation and its subsidiaries, references to the “selling stockholder” are to EnCap Energy Capital Fund VIII, L.P. and references to “HALRES” or “HALRES LLC” refer to HALRES LLC, our principal stockholder.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in our common stock. For a more complete understanding of our Company and this offering, we encourage you to read this entire document, including “Risk Factors,” the financial and other information incorporated by reference in this prospectus and the other documents to which we have referred you.

Overview

Halcón Resources Corporation is an independent energy company engaged in the acquisition, exploration and development of onshore oil and natural gas properties in the United States. We are active in several emerging liquids-rich resource style plays, including the Utica Shale/Point Pleasant formations in Ohio and Pennsylvania, the Woodbine/Eagle Ford formations in East Texas, the Tuscaloosa Marine Shale (TMS) formation in Louisiana, the Wilcox formation in East Texas and Southwest Louisiana, the Bakken Shale and Three Forks formations in the Williston Basin in North Dakota and Montana, the Mississippi Lime formation in Northern Oklahoma, and the Midway/Navarro formations in Southeast Texas. We also have acquired acreage in two other undisclosed locations. Additionally, we have mature oil and natural gas reserves located primarily in Wichita, Wilbarger and Starr Counties, Texas, Pontotoc County, Oklahoma, and in several parishes in South Louisiana.

In early August 2012, we concluded two significant acquisitions. On August 1, 2012, we acquired all of the issued and outstanding capital stock of GeoResources, Inc., which we refer to herein as GeoResources. On August 3, 2012, we completed the acquisition of oil and gas leasehold interests in approximately 20,628 net acres in East Texas, which we refer to as the “East Texas Assets”. On a pro forma basis giving effect to our acquisitions of GeoResources and the East Texas Assets, our estimated net proved reserves as of December 31, 2011 were approximately 66.1 MMBoe, of which approximately 72% were crude oil and natural gas liquids and 28% were natural gas. The pro forma average daily production for Halcón was approximately 11,142 Boe/d during the year ended December 31, 2011 and 14,876 Boe/d during the three months ended June 30, 2012. Financial statements giving pro forma effect to our acquisitions of GeoResources and the East Texas Assets are incorporated herein by reference to our Current Reports on Forms 8-K/A filed with the SEC on August 24, 2012.

Halcón is a Delaware corporation formerly known as “RAM Energy Resources, Inc.” Halcón’s principal offices are located at 1000 Louisiana St., Suite 6700, Houston, Texas 77002, telephone number (832) 538-0300, and its website can be found at www.halconresources.com. Unless specifically incorporated by reference in this prospectus, information that you may find on Halcón’s website is not part of this prospectus.

Pro Forma Estimated Proved Reserve and Production Summary

The table below provides net production data for the three months ended June 30, 2012 and estimated proved reserve data as of December 31, 2011, in each case on a pro forma basis giving effect to our acquisitions of GeoResources and the East Texas Assets.

	Pro Forma Three Months Ended June 30, 2012		Pro Forma Estimated Proved Reserve Information as of December 31, 2011
	Average Daily Production (Boe/d)	% of Average Daily Production	Proved Reserves (MMboe)(1)	% of Total Proved Reserves	% Proved Developed	% Oil & NGLs
Bakken	2,714	18%	7.0	11%	59%	93%
Eagle Ford (2)	642	4%	1.0	2%	17%	94%
Austin Chalk (3)	2,467	17%	9.3	14%	67%	29%
East Texas (4)	2,367	16%	12.3	19%	15%	91%
Electra-Burkburnett	1,349	9%	6.2	9%	65%	100%
Fitts-Allen	802	5%	5.2	8%	74%	95%
South Louisiana	1,371	9%	6.1	9%	70%	61%
Permian	314	2%	1.6	2%	72%	78%
Other	2,850	19%	17.1	26%	72%	59%

Total	14,876		66.1		58%	72%

(1)	Based on an equivalent ratio of one barrel of oil and NGLs to six Mcf of natural gas. Proved reserves consist of (i) proved reserves of Halcón as of December 31, 2011 as estimated by Halcón’s independent reserve engineers, (ii) proved reserves of GeoResources as of December 31, 2011 as estimated by GeoResources’ independent reserve engineers, for all of GeoResources’ properties except for certain properties acquired in 2012 in the Giddings and Brookeland fields located in the Austin Chalk formation (acquired in first quarter 2012), which were estimated by GeoResources’ internal reserve engineers, as further described in note (3) below, and (iii) proved reserves attributable to the East Texas Assets as of December 31, 2011, as estimated by Halcón’s internal reserve engineers in accordance with SEC rules relating to reporting of proved reserves. Amounts included above may not foot due to rounding.
(2)	Halcón intends to divest the Eagle Ford Properties (as defined below) and anticipates that the properties will be sold by year-end 2012.
(3)	Includes 3.4 MMBoe of estimated proved reserves as of December 31, 2011 (41% of which were oil and NGLs and 72% of which were proved developed) attributable to Austin Chalk properties acquired in 2012 in the Giddings and Brookeland fields in East Texas. Proved reserves attributable to these properties acquired in 2012 were estimated by GeoResources’ internal reserve engineers in accordance with SEC rules relating to reporting of proved reserves.
(4)	The East Texas Assets had estimated proved reserves of approximately 19.0MMBoe as of April 1, 2012, the effective date of our acquisition, as estimated by our internal reserve engineers in accordance with SEC rules relating to reporting of proved reserves.

Our Properties

In general, our properties are distinguished by being either resource style plays, characterized by high oil and liquids-rich natural gas content in thick, continuous sections of source rock that can provide repeatable drilling opportunities and significant initial production rates, and conventional style plays, characterized by vertical drilling programs and long-lived, oil-weighted production. Our resource style plays include:

Utica/Point Pleasant

We currently have approximately 140,000 net acres leased or under contract in Ohio and Pennsylvania that we believe are prospective for the Utica/Point Pleasant formations. We plan to spud four to six wells in the second half of 2012 and expect to spud the first two wells in October. The average working interest in these wells is approximately 95%.

Woodbine

We currently have approximately 180,000 net acres, prospective for the Woodbine and other formations, leased or under contract in East Texas. We have 15 horizontal wells producing, one well being completed and five wells being drilled. Expectations are to spud 18 to 22 wells in the play in the second half of 2012 with an average working interest of approximately 84%. We are currently operating five rigs across our acreage and plan to add an additional one to two rigs by the end of 2012.

Tuscaloosa Marine Shale (TMS)

We currently have approximately 60,000 net acres leased or under contract in Louisiana. We are targeting 150,000 to 200,000 net acres in the play. We recently spud our first well, the Broadway 1H, in Rapides Parish, Louisiana. Current plans are to spud one to three wells in the second half of 2012 with an average working interest of 100%, utilizing one rig.

Bakken and Three Forks

We have working interests in approximately 55,000 net acres prospective for the Bakken and Three Forks formations in Williams, Mountrail and McKenzie Counties, North Dakota and Roosevelt and Richland Counties, Montana. We are also targeting up to 125,000 net acres in the Williston Basin. There are currently 28 wells producing, one well flowing back after completion, four wells awaiting completion and three wells being drilled on our operated acreage. We plan to continue running three operated rigs in the Williston Basin for the remainder of 2012. Expectations are to spud 12 to 16 horizontal wells on our operated acreage with an average working interest of 33% in the second half of 2012. In addition, we expect to participate in 25 to 30 wells on our non-operated acreage in the second half of 2012.

Mississippi Lime

We hold a concession for approximately 45,000 gross and net acres from the Osage Minerals Council in Osage County, Oklahoma. We have drilled five horizontal wells (100% working interest) and four salt water disposal wells since the end of April 2012. Four of the wells are producing and the fifth well is scheduled to be completed by the end of the third quarter 2012.

Midway/Navarro

We have approximately 20,000 net acres leased or under contract in Southeast Texas that we believe are prospective for the Midway/Navarro formations, and are targeting 50,000 to 75,000 net acres across this trend. Our first well, the Kollatschny 1 (85% working interest), in Austin County, is a two zone discovery completed in the Navarro formation. The well is currently flowing back and is expected to be on production within approximately 10 days. A second well, the Hillboldt 1 (85% working interest) in Austin County, is pending completion in the Navarro formation.

Wilcox

We currently have approximately 84,000 net acres leased, optioned or under contract in Southeast Texas and Southwest Louisiana that we believe are prospective for the Wilcox formation. We plan to use one rig to spud two to four wells with an average working interest of 85% in the second half of 2012.

Liquids-Rich Exploratory Plays

We currently anticipate building a position of 200,000 to 350,000 net acres across two undisclosed unconventional liquids-rich exploratory plays. We have drilled a pilot well in one of the plays and are currently evaluating results from the core analysis. Drilling is expected to commence in the other play in the fourth quarter of 2012. Our strategy for the exploratory plays is to use in-house geologic expertise to identify areas that we believe are prospective for oil or liquids-rich production.

Eagle Ford

We have working interests in approximately 24,000 net acres, prospective for the Eagle Ford, Austin Chalk and other formations, in Fayette and Gonzales Counties, Texas. There are currently 16 wells producing, two wells being completed, two wells waiting on completion and two wells being drilled. We are currently running two operated rigs and expect to spud 9 to 11 wells with an average working interest of 45% in the second half of 2012. We plan to divest the Eagle Ford Properties during the fourth quarter of 2012. See “—Other Recent Developments—Potential Divestiture of Eagle Ford Properties.”

Conventional Style Properties

Our conventional style properties are located in the following areas:

•	the Electra/Burkburnett Field in North Texas;

•	the Fitts-Allen Fields in Central Oklahoma;

•	South Louisiana;

•	Permian Basin; and

•	Other (includes properties in South Texas, Montana, North Dakota, New Mexico, West Virginia and the Black Warrior Basin).

We are currently pursuing certain activities to potentially enhance these assets, including redesigning existing waterflood programs. We will consider divesting certain of these assets, that we determine are non-core and reinvesting the proceeds in our resource style areas.

Other Recent Developments

Issuance of Senior Notes due 2020

On July 16, 2012, we issued and sold $750 million aggregate principal amount of our 9.75% senior notes due 2020 in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act. The initial purchasers purchased the notes at a purchase price of 98.646% of the principal amount of the notes. The net proceeds from the sale of the notes were used to fund the cash merger consideration used to acquire GeoResources and a portion of the cash purchase price for the East Texas Assets. Interest will be paid on the notes on January 15 and July 15 of each year, beginning on January 15, 2013, and the notes will mature on July 15, 2020. The notes are guaranteed on a senior unsecured basis by certain of our subsidiaries and will be exchanged for similar notes registered under the Securities Act.

Amended Credit Facility

In connection with the closing of our acquisitions of GeoResources and the East Texas Assets, we amended our senior revolving credit agreement to provide for a $1.5 billion revolving credit facility with a borrowing base of $525.0 million. Prior to this amendment, our $500.0 million revolving credit facility had a borrowing base of $225.0 million. The borrowing base will be redetermined semi-annually, with Halcón and the lenders each having the right to one interim unscheduled redetermination between any two consecutive semi-annual redeterminations. The adjustment will be based on our oil and natural gas properties, reserves, total indebtedness and other relevant factors consistent with normal oil and gas lending criteria. The borrowing base is subject to a reduction equal to the product of 0.25 multiplied by the stated principal amount (without regard to any initial issue discount) of any notes that we may issue in the future.

Amounts outstanding under our revolving credit facility bear interest at specified margins over the base rate of 0.50% to 1.50% for ABR-based loans or at specified margins over LIBOR of 1.50% to 2.50% for Eurodollar-based loans. These margins will fluctuate based on our utilization of the facility. Borrowings will be secured by (a) first priority liens on at least 80% of the total value of substantially all of our oil and gas properties and assets, (b) all of the assets of, and equity interests in, our participating subsidiaries, and (c) not less than 65% of the voting stock and 100% of the non-voting stock of certain other subsidiaries. Amounts drawn down on the facility will mature on August 1, 2017.

The senior revolving credit agreement contains customary financial and other covenants, including minimum coverage of interest expenses of not less than 2.5 to 1.0 and minimum working capital levels, measured by the ratio of current assets plus the unused commitment under the Credit Agreement to current liabilities, of not less than 1.0 to 1.0. In addition, we are subject to covenants limiting certain corporate activities, dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, liens on properties and swap agreements.

Potential Divestiture of Eagle Ford Properties

Pursuant to the terms of a non-compete covenant contained in a retention agreement between our current Chairman and Chief Executive Officer, Floyd C. Wilson, and his former employer, Petrohawk Energy Corporation, or Petrohawk, Halcón intends to divest certain oil and gas properties acquired in the GeoResources acquisition that are located in the vicinity of properties owned by Petrohawk at the time of its sale to BHP Billiton. These properties, which we refer to as the Eagle Ford Properties, are located principally in southwest Fayette and northeast Gonzales Counties of Texas. Our acreage position in the Eagle Ford Shale is approximately 24,000 net acres as a result of the GeoResources acquisition. To date, we drilled and completed 16 currently producing wells with two wells currently being completed, and two other wells awaiting completion. At present, two dedicated rigs are drilling in this project area. Our working interests in the Eagle Ford drilling units range from 35% to 55% with an average working interest of approximately 45%. As of December 31, 2011, the Eagle Ford Properties had estimated proved reserves of approximately 1.0 MMBoe, of which 94% are oil and NGLs and 17% are proved developed.

THE OFFERING

Selling stockholder	EnCap Energy Capital Fund VIII, L.P.

Common stock offered by the selling stockholder	35,000,000 shares of our common stock, or 40,250,000 shares of our common stock if the underwriters exercise their option to purchase additional shares of common stock in full.

Common stock outstanding after this offering	216,217,425 shares. The number of shares of common stock outstanding will not change as a result of this offering.

Use of proceeds	We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholder. See “Use of Proceeds” and “Underwriting.”

NYSE symbol	HK

Immediately prior to the closing of this offering, HALRES LLC will distribute to its members 58.3 million shares of our common stock, 35.0 million shares of which will be sold by the selling stockholder. After giving effect to this distribution, HALRES LLC will hold and have the right to acquire a total of approximately 112.8 million shares of our common stock.

If the underwriters fully exercise their option to purchase additional shares of our common stock from the selling stockholder, then HALRES LLC will distribute to its members an additional approximate 8.8 million shares, approximately 5.3 million of which will be sold by the selling stockholder. In such event, HALRES LLC will distribute a total of approximately 67.1 million shares in connection with this offering, 40.25 million of which will be sold by the selling stockholder, and HALRES LLC will hold and have the right to acquire a total of approximately 104.0 million shares of our common stock.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the following risks, as well as the section titled “Risk Factors” included in our annual report on Form 10-K for the year ended December 31, 2011 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are incorporated herein by reference, as well as the other documents incorporated herein by reference, in evaluating this investment. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In any such case, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

Risks relating to this offering of common stock

The market price and trading volume of our common stock may be volatile and our stock price could decline.

The trading price of shares of our common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price of our common stock may be affected by a number of factors, including our operating results, financial condition, drilling activities, general conditions in the oil and natural gas exploration and development industry, general economic conditions, the securities markets and the risk factors set forth in this prospectus and contained in our reports filed with the SEC, which are incorporated herein by reference.

We have agreed to register the resale of all of the shares of common stock acquired, or that may be acquired, by HALRES LLC, our principal stockholder and its affiliates. HALRES LLC owns approximately 73.3 million shares of our common stock immediately prior to this offering and has the right to acquire another approximately 97.8 million shares of our common stock through the conversion of a convertible promissory note and the exercise of a warrant held by it, which amount may increase as a result of the accrual of interest and our election to add accrued and unpaid interest to principal under the convertible note. We are required to register such shares upon the request of HALRES LLC, subject to certain exceptions. Assuming no exercise of the underwriter’s option to purchase additional shares, HALRES LLC will distribute to its members approximately 58.3 million shares of our common stock in connection with this offering, including the 35.0 million shares being sold by the selling stockholder pursuant to this prospectus. After giving effect to this distribution, HALRES LLC will hold and have the right to acquire a total of approximately 112.8 million shares of our common stock. Further, we have registered for resale by third parties an aggregate of approximately 66.4 million shares of common stock originally issued by us in private placements that were exempt from registration under the Securities Act. The influx of a substantial number of shares into the public market could have a significant negative effect on the trading price of our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and liquidation.

In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by any or all of our properties. Such securities may be senior to our common stock as to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.

If we were to experience an ownership change, we could be limited in our ability to use net operating losses arising prior to the ownership change to offset future taxable income.

If we were to experience an “ownership change,” as determined under section 382 of the Internal Revenue Code, our ability to offset taxable income arising after the ownership change with net operating losses (NOLs) arising prior to the ownership change would be limited, possibly substantially. An ownership change would establish an annual limitation on the amount of our pre-change NOLs we could utilize to offset our taxable income in any future taxable year to an amount generally equal to the value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate. We have not determined whether the sale of our common stock pursuant to this offering when combined with previous issuances of stock will result in an ownership change. If this offering or other issuances of stock within a three-year period result in an ownership change, our NOLs arising before such change would be limited in the manner described above.

FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus, our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements may be, but are not always, identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	volatility in commodity prices for oil and natural gas;

•	our ability to successfully identify and acquire oil and natural gas properties, prospects and leaseholds, including undeveloped acreage in new and emerging resource plays;

•	our ability to successfully integrate acquired oil and natural gas businesses and operations;

•	our ability to profitably deploy our capital;

•	management’s ability to execute our plans to meet our goals;

•	exploration and development risks;

•	our ability to attract and retain key members of senior management and key technical employees;

•	competition, including competition for acreage in resource play areas;

•	the possibility that our industry may be subject to future regulatory or legislative actions (including any additional taxes and changes in environmental regulation);

•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;

•	our ability to replace oil and natural gas reserves;

•	environmental risks;

•	drilling and operating risks;

•	the cost and availability of goods and services, such as drilling rigs, fracture stimulation services and tubulars;

•

general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than expected, including the possibility that economic conditions in the United States will worsen and that capital markets are disrupted, which could adversely affect demand for oil and natural gas and make it difficult to access financial markets;

•	social unrest, political instability, armed conflict, or acts of terrorism or sabotage in oil and natural gas producing regions, such as the Middle East or our markets; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our business, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2012 and June 30, 2012. All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this document. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholder in this offering.

DIVIDEND POLICY AND MARKET FOR COMMON STOCK

Dividend Policy

We have never paid cash dividends on our common stock. We intend to retain earnings for use in the operation and expansion of our business and therefore do not anticipate declaring cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on common stock will be at the discretion of the board of directors and will be dependent upon then existing conditions, including our prospects, and such other factors, as the board of directors deems relevant. We are also restricted from paying cash dividends on common stock under our senior revolving credit facility and our other long-term debt.

Price Range of Our Common Stock

The following table sets forth the high and low intra-day sales prices per share of our common stock as reported on the Nasdaq Global Market through March 23, 2012, and on the New York Stock Exchange from March 26, 2012 through September 12, 2012. The high and low sale prices for periods prior to February 10, 2012 have been adjusted to reflect the one-for-three reverse split of our outstanding common stock.

	High	Low
2010:
First Quarter	$6.99	$4.08
Second Quarter	7.50	4.20
Third Quarter	6.66	4.08
Fourth Quarter	5.85	3.99
2011:
First Quarter	$7.74	$4.59
Second Quarter	6.66	3.48
Third Quarter	3.90	1.80
Fourth Quarter	9.72	1.95
2012:
First Quarter	$13.35	$8.19
Second Quarter	11.24	8.21
Third Quarter (through September 12, 2012)	9.70	6.26

On September 12, 2012, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $7.58 per share.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the Delaware General Corporation Law, which we refer to as the DGCL, our certificate of incorporation, as amended, and our amended and restated bylaws. You are urged to read those documents carefully. Copies of our certificate of incorporation, including any amendments thereto, and our amended and restated bylaws are incorporated by reference in this prospectus. See “Where You Can Find More Information” and “ Incorporation of Certain Information by Reference.”

Authorized Capital Stock

Halcón’s authorized capital stock consists of 336,666,666 shares of common stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of September 12, 2012, Halcón had 216,217,425 shares of common stock and no shares of preferred stock outstanding.

Selected provisions of Halcón’s organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to Halcón’s periodic filings with the SEC and incorporated herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a Halcón stockholder.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of Halcón directors and on all other matters submitted to a vote of Halcón stockholders. Halcón stockholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of Halcón common stock are entitled to receive dividends if, as and when such dividends are declared by Halcón’s board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Halcón’s existing debt arrangements restrict its ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of Halcón’s affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, Halcón’s remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of Halcón common stock outstanding are fully paid and nonassessable.

Other rights. Holders of Halcón common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for Halcón’s securities.

Preferred Stock

Halcón’s board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders.

One of the effects of undesignated preferred stock may be to enable Halcón’s board of directors to render more difficult or to discourage an attempt to obtain control of Halcón by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of Halcón management. The issuance of shares of the preferred stock by the Halcón board of directors may adversely affect the rights of the holders of Halcón common stock. For example, preferred stock issued by Halcón may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of Halcón preferred stock may discourage bids for Halcón common stock or may otherwise adversely affect the market price of Halcón common stock.

As of September 12, 2012, Halcón had no shares of preferred stock outstanding.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Halcón’s certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

Delaware law. Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation’s outstanding voting stock (which we refer to as an “interested stockholder”) for a three-year period following the time the stockholder became an interested stockholder, unless:

•

prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers and consolidations with or caused by an interested stockholder;

•	sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because Halcón’s certificate of incorporation and bylaws do not include any provision to “opt-out” of Section 203 of the DGCL, the statute will apply to business combinations involving Halcón.

Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of three (3) years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Halcón’s certificate of incorporation and bylaws provide for a classified board of directors divided into three (3) classes, with the number of directors in each class as nearly equal as possible and each class serving for a term of three (3) years or until their successors are elected and qualified. Under Delaware law, stockholders of a corporation with a classified board of directors may only remove a director “for cause” unless the certificate of incorporation provides otherwise. Halcón’s certificate of incorporation does not so provide and, accordingly, stockholders may only remove a director “for cause.” Further, Halcón’s bylaws provide that a majority vote of the holders of the outstanding shares entitled to vote at the meeting is required to effect such removal. The likely effect of the classification of the board of directors and the limitations on the removal of directors is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the Halcón board of directors will need at least two annual meetings of stockholders to effect this change.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004. Its phone number is (212) 509-4000.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and, to a limited extent, estate tax consequences relating to the purchase, ownership and disposition of our common stock. Except where noted, this summary deals only with common stock that is held as a “capital asset” (generally, property held for investment) by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•

an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with foreign, state, local, alternative minimum tax or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws such as (without limitation):

•	certain United States expatriates;

•

stockholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	stockholders that hold our common stock as a result of a constructive sale;

•	stockholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	stockholders that are partnerships or entities treated as partnerships for United States federal income tax purposes, or other pass-through entities, or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor.

We have not sought any ruling from the Internal Revenue Service, which we refer to as the “IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We do not presently expect to declare or pay any dividends on our common stock for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described below under “Gain on disposition of common stock.” Any dividend paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with IRS Form W-8BEN properly certifying eligibility for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In such case, we will not have to withhold United States federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

With respect to our status as a USRPHC, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for United States federal income tax purposes. However, so long as our common stock continues to be “regularly traded on an established securities market,” a non-U.S. holder will be taxable on gain recognized on the disposition of our common stock only if the non-U.S. holder actually or constructively holds or held more than 5% of such common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders would be subject to United States federal income tax on a disposition of our common stock.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal estate tax

If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, if any, provided the required information is furnished to the IRS.

Legislation affecting common stock held through foreign accounts

The Hiring Incentives to Restore Employment Act, enacted on March 18, 2010, generally will impose a withholding tax of 30 percent on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a withholding tax of 30 percent on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect U.S. owners of the entity. Finally, withholding of 30 percent also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Although this legislation currently applies to applicable payments made after December 31, 2012, in recent guidance, the IRS has indicated that Treasury regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on shares of our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Proposed Treasury regulations have been issued which, if finalized, would confirm the extension of the effective dates for withholding. Prospective investors should consult their tax advisors regarding this legislation.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TREATIES.

CERTAIN ERISA CONSIDERATIONS

The common stock may be purchased and held by an employee benefit plan or an individual retirement account or other plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code and/or other similar laws. A fiduciary of an employee benefit plan subject to ERISA, Section 4975 of the Code and/or such other laws must determine that the purchase and holding of the common stock is consistent with its fiduciary duties. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as set forth in Section 406 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the common stock that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

SELLING STOCKHOLDER

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholder, immediately before and after this offering, assuming the sale of all shares being offered hereby and no exercise of the underwriter’s option to purchase additional shares. The table gives effect to a pro rata distribution to the members of HALRES LLC, including the selling stockholder, of a portion of the shares of common stock held by HALRES LLC, the distribution of which is conditioned upon the closing of this offering. After giving effect to the distribution, HALRES LLC will continue to beneficially own approximately 51.7 million shares, or approximately 20%, of our outstanding common stock, the beneficial ownership of which is attributed to the selling stockholder in the table below, as explained in the footnotes to the table. The table below does not include any shares of common stock which may be received upon conversion of a promissory note in the principal amount of $275 million held by HALRES LLC, as the note is not convertible within 60 days.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
Name of Selling Stockholder	Number	Percent	Number	Number		Percent
EnCap Energy Capital Fund VIII, L.P.	110,000,001	43%	35,000,000	51,666,667	(2)	20%

(1)	Includes a warrant to purchase 36,666,667 shares of common stock exercisable within 60 days owned by HALRES LLC. EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) owns a majority of the membership interests in HALRES LLC and has the contractual right to nominate a majority of the members of the board of managers of HALRES LLC. EnCap Fund VIII may be deemed to beneficially own all of the reported securities held by HALRES LLC. EnCap Fund VIII is controlled indirectly by David B. Miller, Gary R. Petersen, D. Martin Phillips and Robert L. Zorich. Messrs. Miller, Petersen, Phillips and Zorich are members of RNBD GP LLC (“RNBD”) and any action taken by RNBD to dispose or acquire securities has to be unanimously approved by all four members. RNBD is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P., which is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the general partner of EnCap Fund VIII. Messrs. Miller, Petersen, Phillips and Zorich, RNBD, EnCap Investments GP, EnCap Investments L.P. and EnCap Fund VIII GP may be deemed to share dispositive power over the securities held by HALRES LLC; thus, they may also be deemed to be the beneficial owners of these securities. Each of Messrs. Miller, Petersen, Phillips and Zorich, RNBD, EnCap Investments GP, EnCap Investments L.P., EnCap Fund VIII GP and EnCap Fund VIII disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest in the securities.
(2)	Does not include the 23,333,334 shares of our common stock that will be distributed by HALRES LLC pro rata to its other members in connection with the closing of this offering.

UNDERWRITING

Barclays Capital Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as joint book-running managers and the representatives of the underwriters for this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholder the respective number of shares of common stock shown opposite their names below:

Underwriters	Number of Shares
Barclays Capital Inc.	10,850,000
Goldman, Sachs & Co.	7,000,000
J.P. Morgan Securities LLC	7,000,000
BMO Capital Markets Corp.	1,750,000
Credit Suisse Securities (USA) LLC	1,750,000
RBC Capital Markets, LLC	1,750,000
Wells Fargo Securities, LLC	1,750,000
Tudor, Pickering, Holt & Co. Securities, Inc.	1,050,000
Capital One Southcoast, Inc.	420,000
Howard Weil Incorporated	420,000
Johnson Rice & Company L.L.C.	420,000
Stephens Inc.	420,000
Wunderlich Securities, Inc.	420,000

Total	35,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriter.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholder for the shares.

	No Exercise	Full Exercise
Per share	$0.28	$0.28
Total	$9,800,000	$11,270,000

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.168 per share. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the expenses of this offering that will be payable by us will be approximately $600,000 million. The selling stockholder will pay the fees of its own counsel and underwriting discounts and commissions.

Option to Purchase Additional Shares

The selling stockholder has granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than shares in connection with this offering. The exercise of this option is subject to certain closing conditions.

Lock-Up Agreements

We have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon the exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing, in each case, for a period of 30 days after the date of this prospectus.

In addition, each of HALRES LLC, the selling stockholder and our directors and officers have agreed that, subject to certain exceptions, they will not take the actions described in the paragraph above for a period of 90 days after the date of this prospectus without the prior consent of Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock or other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities. The selling stockholder has also agreed that it will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute payments that the underwriters may be required to make for these liabilities, in each case as set forth in the underwriting agreement up to the gross proceeds received by the selling stockholder from this offering.

Stabilization

The underwriters may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or either of the underwriters in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, directly or indirectly, provided investment and commercial banking or financial advisory services to us and our affiliates, and/or the selling stockholder, for which they have received customary fees and commissions, and expect to provide these services to us in the future, for which they expect to receive customary fees and commissions. In particular, affiliates of certain of the underwriters are lenders under our revolving credit facility.

Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004. Its phone number is (212) 509-4000.

Foreign Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the shares of common stock for resale in Australia within 12 months of those shares of common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No registration has been made under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the common stock. The shares of common stock are being offered in a private placement to: (i) “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL; or (ii) up to 49 investors under Article 2, paragraph 3, Item 2 iii of the FIEL. Any QII acquiring the common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of common stock have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the common stock.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the issuance of the common stock covered by this prospectus will be passed upon for us by Thompson & Knight LLP, Houston, Texas, counsel for the Company. Vinson & Elkins L.L.P. has represented the underwriters in connection with this offering.

EXPERTS

The financial statements of Halcón Resources Corporation as of December 31, 2011 and 2010, and for each of the three fiscal years in the period ended December 31, 2011, and the effectiveness of Halcón Resources Corporation’s internal control over financial reporting as of December 31, 2011 incorporated herein by reference, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statement of revenues and direct operating expenses of the East Texas Assets for the period from February 1, 2011 to December 31, 2011, has been audited by UHY LLP as set forth in their report therein incorporated herein by reference. Such financial statement has been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of SBE Partners LP and the audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting of GeoResources, Inc. incorporated by reference in this registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The estimated reserve evaluations and related calculations of Forrest A. Garb & Associates, Inc., an independent reserve engineering firm, included or incorporated by reference in this prospectus by reference to Halcón’s Annual Report on Form 10-K for the year ended December 31, 2011 have been included or incorporated by reference in reliance on the authority of that firm as experts in reserve engineering.

Information about the estimated net proved reserves and the future net cash flows attributable to the oil and natural gas reserves of GeoResources, Inc. as of December 31, 2011 was prepared by Cawley, Gillespie & Associates, Inc., an independent reserve engineer and geological firm, and is incorporated herein in reliance upon their authority as experts in reserves and present values.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act that registers the offer and sale of the shares of our common stock covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-35467). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. You also can obtain information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K), after the date of this prospectus and prior to the termination of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference (excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2012 and June 30, 2012;

•

our Current Reports on Form 8-K filed with the SEC on January 5, 2012, January 18, 2012, February 9, 2012, March 1, 2012, March 5, 2012, March 8, 2012, March 13, 2012, March 19, 2012, April 4, 2012, April 23, 2012, April 25, 2012, May 2, 2012, May 8, 2012, May 11, 2012, May 22, 2012, June 5, 2012, June 6, 2012, June 13, 2012, June 25, 2012, July 2, 2012, July 17, 2012, July 18, 2012, August 2, 2012 and August 7, 2012, and on Forms 8-K/A filed February 14, 2012, May 30, 2012, August 24, 2012 and September 11, 2012; and

•	the description of our common stock contained in the registration statement in Form 8-A filed with the SEC on March 21, 2012.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to:

Halcón Resources Corporation

Attention: Investor Relations

1000 Louisiana St., Suite 6700

Houston, Texas 77002

Phone: (832) 538-0300

investorrelations@halconresources.com

35,000,000 Shares

Halcón Resources Corporation

Common Stock

Prospectus

September 12, 2012

Joint Book-Running Managers

Barclays

Goldman, Sachs & Co.

J.P. Morgan

Co-Managers

BMO Capital Markets

Credit Suisse

RBC Capital Markets

Wells Fargo Securities

Tudor, Pickering, Holt & Co.

Junior Co-Managers

Capital One Southcoast

Scotiabank / Howard Weil

Johnson Rice & Company L.L.C.

Stephens Inc.

Wunderlich Securities